UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2010

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

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Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

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press release

Paris, 28 October 2010

3rd quarter 2010:

solid commercial performance; financial objectives maintained

Group customer numbers rose 5.1% to 203.4 million at 30 September 2010 on a comparable basis

In France, a new commercial dynamic enabled the Group to regain a share of net new ADSL customers that is in line with its objectives at an estimated 32.8% for the third quarter while maintaining, as it has for the past year, a stable market share in mobile

All the countries contributed to the improvement in revenues with growth of 1.1% in the third quarter excluding the impact of regulatory measures. This was achieved while controlling the change in the Group EBITDA margin level

The Group confirms its financial objectives for 2010 and 2011, and reaffirms its commitment to pay a dividend of 1.40 euros per share for the fiscal years of 2010, 2011 and 2012

•

the Group had 203.4 million customers at 30 September 2010, up 5.1% year on year on a comparable basis:

•

the Group’s share of net new ADSL customers added during the quarter improved significantly in France, at an estimated 32.8% compared with 15.5% for the second quarter

•

mobile services led the Group’s growth, with a total of 144.5 million customers at 30 September 2010, a year-on-year increase of 8.0%

•

the Group’s 3G customer base reached 33.5 million at 30 September 2010, an increase of 36.6% year on year

•

the especially buoyant third quarter saw a sharp increase in net mobile sales (+4.8 million for the quarter, compared with +1.5 million in the second quarter), largely driven by the growth of operations in Africa and the Middle East, most notably Egypt. In other regions, France and Spain led the steady growth in net sales of mobile contracts, which rose 0.7 million in the third quarter

•

revenues rose 1.1% in the third quarter of 2010 compared with the third quarter of 2009 (on a comparable basis and excluding the impact of regulation). This confirms the sequential improvement, following a 0.3% increase in the second quarter and 0.3% decrease in the first quarter. Including the effects of regulation, revenues fell 0.6% in the quarter on a comparable basis.

•

revenue growth was strong in Africa and the Middle East, up +9.8% in the third quarter (excluding Egypt and the impact of regulation) after rising 7.9% in the second quarter, with new operations in Africa up 41%

•

mobile revenues improved significantly in France, rising 6.6% in the third quarter (excluding the impact of regulation) on the success of 3G handsets and growth in data services

•

mobile operations rose steadily in Spain, up 3.9% in the third quarter (excluding the impact of regulation)

•

quarterly revenues rose 7.9% in Belgium, marking a recovery, while Switzerland improved, up 2.0% in the third quarter (excluding the impact of regulation)

•

in Poland, an increase of 1.7% in mobile revenues in the third quarter (on a comparable basis) came as the mobile customer base rose 4.9% year on year

•

in the Enterprise segment, the gradual improvement in revenues since the beginning of the year continued, with the third quarter decline limited to 3.7%, compared with -4.9% in the second quarter and -7.0% in the first quarter (on a comparable basis)

•

restated EBITDA1 was 12.042 billion euros at 30 September 2010, giving a margin rate of 35.7%, down 0.8 points compared with the first nine months of 2009 (on a comparable basis); the third-quarter restated EBITDA rate was 36.6%, a 1.1-point decrease from the previous year, reflecting the willingness of the Group to leverage its commercial potential

•

CAPEX was 3.4 billion euros (10.0% of revenues) in the first nine months of 2010, down 1.8% from the previous year (on a comparable basis); the pace of investment has accelerated over the past two quarters, particularly in France and Poland, rising 9.4% in the third quarter and 6.0% in the second quarter

Commenting on the results for the first nine months of 2010, France Telecom CEO Stéphane Richard said:

“The solid results we present today mark a first milestone in achieving the priorities of Conquests 2015 and put us above the 200 million mark for customers worldwide for the first time.

We have revived our commercial performance in France where revenues rose 1.3% in the third quarter, in large measure due to the significant recovery of mobile services, spearheaded by smartphones. In addition, by adjusting the price of our triple-play service and with the success of our Orange Open offer we have regained our share of net new additions of ADSL customers to more than 30% – twice that of the previous quarter. In both Spain and Poland, mobile services continue to recover.

Africa and the Middle East are confirming their role as growth engines for the Group with nearly 55 million customers as of 30 September, 18% more than last year.

Meanwhile, we have maintained our investment level and will reinforce it again by the end of the year. Investment continues to be very strong in France, primarily in fibre as well as improvement to the quality of service we provide to our customers, which remains one of our highest priorities.

These results mean we are able to confirm all of our financial objectives.”

additional information

The Board of Directors of France Telecom SA met on 27 October 2010 and examined the Group's financial statements for the period ended 30 September 2010.

The financial data and comparable basis data provided in this press release are unaudited.

More detailed information is available on France Telecom's websites: www.orange.com

1 Restated EBITDA as presented excludes the impact of:

- an additional litigation provision of 266 million euros linked to the 3 September 2010 decision of the arbitration court of Vienna, Austria, in the dispute between Danish Polish Telecommunications Group (DPTG) and Telekomunikacja Polska (TPS.A), a 49.79% subsidiary of France Telecom in Poland (see press release of 6 September 2010);

- a 70 million euro provision for the first nine months of 2010 related to the “part-time for seniors” plan, 33 million euros of which was set aside in the third quarter.

key figures

•

data at 30 September

in millions of euros	at 30 Sept 2010	at 30 Sept 2009 Comparable basis	at 30 Sept 2009 Historical basis	Change Comparable basis (in %)	change excl regulatory measures* (in %)	Change Historical basis (in %)	impact of change in exchange rates (in %)	impact of change in consolidated group (in %)
Revenues	33 772	34 344	33 576	-1.7	+0.4	+0.6	+1.1	+1.2
Of which:
France	17 431	17 708	17 728	-1.6	+0.6	-1.7	-	-0.1
Spain	2 858	2 910	2 926	-1.8	+2.7	-2.3	-	-0.5
Poland	2 936	3 135	2 870	-6.4	-3.3	+2.3	+9.2	-
Rest of World	5 954	5 848	5 364	+1.8	+3.4	+11.0	+1.3	+7.8
Enterprise	5 356	5 652	5 640	-5.2	-5.2	-5.0	+0.4	-0.2
Int. Carriers & Shared Services	1 199	1 151	1 039	+4.1	+4.1	+15.4	+0.1	+10.7
Eliminations	-1 963	-2 061	-1 990	-	-	-	-	-
Consolidated EBITDA (restated**)	12 042	12 529	12 250	-3.9	-2.0	-1.7	+0.8	+1.5
in % of revenues	35.7%	36.5%	36.5%	-0.8 pt	-0.9 pt	-0.8 pt

CAPEX (excl GSM & UMTS licences)	3 374	3 437	3 316	-1.8		+1.7	+0.9	+2.7
in % of revenues	10.0%	10.0%	9.9%	0.0pt		+0.1pt

EBITDA – CAPEX (restated**)	8 668	9 092	8 933	-4.7	-2.1	-3.0	+0.7	+1.1

•

quarterly data

In millions of euros	3rd quarter 2010	3rd quarter 2009 comparable basis	3rd quarter 2009 Historical basis	Change comparable basis (in %)	change excl regulatory measures* (in %)	Change historical basis (in %)	impact of change in exchange rates (in %)	impact of change in consolidated group (in %)
Revenues	11 628	11 698	11 158	-0.6	+1.1	+4.2	+1.3	+3.5
Of which:
France	5 841	5 885	5 882	-0.7	+1.3	-0.7	-	-
Spain	991	999	1 005	-0.8	+3.3	-1.5	-	-0.7
Poland	972	1 012	970	-4.0	-3.0	+0.3	+4.4	-
Rest of World	2 291	2 253	1 799	+1.7	+3.1	+27.3	+3.5	+21.8
Enterprise	1 781	1 849	1 816	-3.7	-3.7	-1.9	+2.2	-0.3
Int. Carriers & Shared Services	419	393	351	+6.6	+6.6	+19.2	+0.3	+11.5
Eliminations	-667	-693	-666	-	-	-	-	-
Consolidated EBITDA (restated**)	4 260	4 414	4 210	-3.5	-2.3	+1.2	+0.8	+4.0
in % of revenues	36.6%	37.7%	37.7%	-1.1pt	-1.3pt	-1.1pt

CAPEX (excl GSM & UMTS licences)	1 261	1 152	1 054	+9.4		+19.6	+1.0	+8.3
in % of revenues	10.8%	9.8%	9.4%	+1.0 pt		+1.4 pt

EBITDA – CAPEX (restated**)	2 999	3 262	3 156	-8.1	-6.5	-5.0	+0.8	+2.6

*

And excluding new taxes.

**

The restated EBITDA and EBITDA-CAPEX indicator are presented excluding (i) the impact of the additional litigation provision for the DPTG dispute in Poland (266 million euros) and (ii) the 70 million euro provision for the first nine months of 2010 related to the “part-time for seniors” plan, 33 million euros of which was set aside during the third quarter.

comments on key Group figures

revenues

The France Telecom Group revenues for the third quarter of 2010 were 11.628 billion euros, an increase of 4.2% on an historical basis, compared with a decline of 1.2% in the first half. The favourable impact of changes in the scope of consolidation, with the full consolidation of the Egyptian operator Mobinil from 1 July 2010, accounted for 3.5 points of this rebound, while the favourable impact of exchange rates accounted for 1.3 points.

On a comparable basis, the improvement in the Group's revenues begun in the previous quarters continued, with a 0.6% decline in the third quarter following a 1.7% decline in the second quarter and a 2.7% decline in the first quarter. Excluding the impact of regulatory measures (-198 million euros), third quarter revenues rose 1.1%, after rising 0.3% in the second quarter and falling 0.3% in the first quarter.

This improvement concerned most of the business segments (on a comparable basis):

-

after rising 0.4% in the second quarter, revenues from France were up 1.3% in the third quarter 2010 (excluding regulatory measures) with the significant recovery of mobile services revenues, reflecting very strong third-quarter commercial performance;

-

revenues from Spain were up 3.3% in the third quarter (excluding regulatory measures), after rising 2.9% in the second quarter of 2010, with mobile services up 3.9% after rising 4.0% in the second quarter, led primarily by the growth in data services and smartphone sales;

-

revenues from mobile services were up 1.7% in Poland. This was linked to the continued growth in the contract and prepaid customer bases since the beginning of the year;

-

in the Rest of World segment, growth was up 9.8% in Africa and the Middle East (excluding Egypt) in the third quarter (excluding regulatory measures), after rising 7.9% in the second quarter. This was led mainly by the rapid growth of new operations, which increased 41% in the third quarter. Egypt, which has suffered from very strong competitive price pressures, showed an improving trend as the third-quarter decline was limited to 3.7% following a decline of 7% in the second quarter. In Europe, the recovery in revenues in Belgium and Switzerland was partially offset by the slowdown in Romania;

-

in the Enterprise segment, the gradual improvement begun in previous quarters continued, with the revenue decline limited to 3.7% in the third quarter compared with -4.9% in the second quarter and -7.0% in the first quarter.

For the first nine months of 2010, consolidated revenues were 33.772 billion euros, an increase of 0.6% on an historical basis, including the +1.2-point impact of changes in the scope of consolidation and the +1.1-point impact of exchange rates; revenues fell 1.7% on a comparable basis. Excluding the impact of regulatory measures (-705 million euros), revenues at 30 September 2010 rose 0.4%.

customer base growth

The Group had 203.4 million customers at 30 September 20102 (excluding MVNOs), an increase of 5.1% year on year with 9.8 million additional customers (net of terminations) on a comparable basis.

This growth was driven by mobile services with the number of customers rising 8.0% year on year to 144.5 million at 30 September 2010, with 10.7 million additional customers (net of terminations). The majority of this growth occurred in Africa and the Middle East, which reported 18.7% year-on-year growth to a total of 54.8 million customers at 30 September 2010, with 8.7 million customers added.

In Europe, the number of mobile contracts continued to climb, and was up 6.1% at 30 September 2010 with an additional 2.8 million customers in one year. Contract customers represented 55.7% of the mobile customer base for all European countries combined, a 2.0-point increase year on year.

3G broadband mobile services grew very rapidly with 33.5 million customers at 30 September 2010, an increase of 36.6% in one year.

At 30 September 2010, there were 13.3 million broadband3 customers for the Group as a whole, a year-on-year increase of 2.3% or 301,000 additional customers. In France, the Group’s share of net new ADSL subscribers added improved substantially in the third quarter of 2010 to an estimated 32.8%, compared with 15.5% in the second quarter, following successful new offers and strengthened commercial activities.

Digital TV (IPTV and satellite) grew rapidly, mainly in France and Poland, with 3.8 million subscribers for the Group as a whole at 30 September 2010, a year-on-year increase of 30% and 882,000 new customers.

2 Including the 50% consolidated Everything Everywhere customer bases (United Kingdom) and those of Orange Tunisia and Orange Austria.

3 Including ADSL, FTTH, satellite and WiMAX.

EBITDA

Restated EBITDA4 was 12.042 billion euros for the first nine months of 2010, falling 3.9% compared with the previous year on a comparable basis. Excluding the impact of regulatory measures and new taxes (-240 million euros), the decline was limited to 2.0% in the comparison of the two periods.

Restated EBITDA margin was 35.7%, a 0.8-point decrease compared with the first nine months of 2009. On a comparable basis, the ratios of operating expenses to revenues for the first nine months of 2010 were as follows:

-

the ratio of labour expenses was 19.0%5, up 0.5 points compared with the first nine months of 2009, with the increased wages partially offset by the 3.2% decrease in the average number of employees;

-

the ratio of service fees and inter-operator costs was 13.4%, a 0.3-point improvement, with the drop in call termination fees and roaming rates partially offset by growth in unlimited mobile services offers (favourable impact of regulatory measures of 482 million euros);

-

the ratio of other network expenses and IT expenses was stable at 5.9%;

-

the ratio of all property, overhead and other expenses6 was 11.3%, a 0.3-point improvement on the first nine months of 2009, due mainly to overhead reduction programmes and lower restructuring costs;

-

before commercial expenses and content purchases, the restated EBITDA margin was 50.4%, a 0.1-point improvement compared with the first nine months of 2009;

-

the ratio of commercial expenses and content purchases (14.8%) rose 1.0 point. Commercial expenses, especially purchases of mobile handsets, accounted for this growth, while content purchases were stable compared with the first nine months of 2009.

Restated EBITDA declined 3.5% to 4.260 billion euros in the third quarter (-2.3% excluding the impact of regulatory measures and new taxes). The quarterly restated EBITDA rate was 36.6%, down 1.1 points compared with the third quarter of 2009. These changes were directly linked to the sharp upturn in commercial expenses for the quarter (primarily purchases of mobile handsets). Before commercial expenses and content purchases, the quarterly restated EBITDA margin was 52.2%, a 0.6-point improvement compared to the third quarter of 2009.

capital expenditure on tangible and intangible assets (CAPEX)

Year-to-date capital expenditure on tangible and intangible assets (CAPEX) was 3.374 billion euros, an increase of 1.7% on an historical basis and decrease of 1.8% on a comparable basis. The CAPEX rate to revenues was 10%, the same as that reported for the first nine months of 2009 on a comparable basis.

For the third quarter of 2010, CAPEX was 1.261 billion euros, an increase of 9.4% compared with the third quarter of 2009 on a comparable basis, continuing the recovery observed in the second quarter (1.240 billion euros, +6.0%). The CAPEX rate to revenues was 10.8% in the third quarter of 2010, similar to the rate during the second quarter (11.1%).

In France, CAPEX was up sharply for the second consecutive quarter, largely due to the ramp-up of investment in optical fibre (FTTH). Added to this is increased CAPEX related to the Livebox and TV decoders required as a result of the success of the new quadruple-play Open offers and the acceleration in the replacement programme for Liveboxes already in service to achieve better quality in broadband services. At the same time, CAPEX in service platforms and information systems continued to rise steadily.

In Poland, investment was also very strong for the second consecutive quarter with the start of the deployment programme for broadband fixed-line services in line with the commitment signed with the regulator. At the same time, increased spending on the ongoing mobile network capacity and coverage extension programme will help improve service quality. The first operations to migrate the mobile network towards very fast broadband (HSPA+) have begun.

Spain reported a slowing of CAPEX in mobile services in the third quarter of 2010.  This is expected to pick up in the fourth quarter under the mobile access network equipment replacement programme.

The pace of information system transformation programmes to improve the customer relationship and launch new services was brisk in the Enterprise business segment.

In the Rest of World segment, following heavy investment in 2009, CAPEX in Africa and the Middle East slowed, particularly in new operations. In Europe, investment remained strong in Belgium with the launch of the Starpack multi-play offer, while Switzerland resumed its investment in mobile networks.

4 Restated EBITDA is presented excluding the impact of the additional provision of 266 million euros for the DPTG dispute and the additional provision related to the “part-time for seniors” plan in the amount of 70 million euros for the first nine months of 2010, of which 33 million euros were set aside in the third quarter.

5 Excluding the additional provision related to the “part-time for seniors” plan in the amount of 70 million euros for the first nine months of 2010, 33 million euros of which were set aside in the third quarter.

6 See glossary.

outlook for 2010

Taking into account the results for the first nine months of the year, the Group anticipates the following trends in its business for the full year:

-

revenues: excluding the impact of regulations, revenues are expected to grow slightly on a comparable basis compared with 2009, with the impact of regulatory measures for the full year of 2010 estimated at less than 1 billion euros;

-

EBITDA: erosion of the EBITDA margin is expected to be limited to a maximum of about -1 point for the full year of 2010, on a comparable basis. This erosion, in the context of increasing commercial activity, is contained thanks to gains from performance improvement programmes and the reduced impact of regulatory measures in the second half;

-

the CAPEX rate will remain at about 12% of revenues for the full year of 2010, the fourth quarter generally being the highest of the year; this objective includes the restart of the Group’s investment in optical fibre in France, budgeted at about 100 million euros in 2010;

-

the Group confirms its objective for organic cash-flow generation of around 8 billion euros in 2010 and 2011, before acquisitions of frequencies and spectrum for mobile services, and excluding the 1.017 billion euro-impact on 2010 of the dispute related to the special business tax in France prior to 2003, including interest and other exceptional items.

review by business segment

France

Revenues from France were 17.431 billion euros in the first nine months of 2010, a decrease of 1.6% on a comparable basis (-1.7% on an historical basis). Excluding the impact of regulatory measures (-387 million euros), revenues increased 0.6% compared with the previous year.

Revenues for the third quarter of 2010 declined 0.7% on a comparable basis to 5.841 billion euros. Excluding the impact of regulatory measures (-117 million euros), revenues rose 1.3%, a +0.9-point improvement compared with the second quarter (+0.4%).

This improvement was attributable to revenues from Personal Communication Services, which rose 2.1% over the quarter on a comparable basis to 2.738 billion euros. Excluding the impact of regulatory measures (-114 million euros), revenues increased 6.6% in the third quarter after rising 3.9% in the second quarter. The 2.7-point gain between the two quarters reflected the success of new offers on data services and the continued development of smartphones.

The number of contract customers rose 6.0% year on year to 18.615 million at 30 September 2010, representing 70.9% of the total customer base at that date. The number of customers (contract and prepaid) excluding MVNOs was 26.265 million at 30 September 2010, an increase of 3.6% in one year.

Data services continued their steep upward climb (+23.9% compared with the third quarter of 2009, excluding regulatory impacts), led by revenues from messaging and non-messaging services. Data services represented 31.7% of network revenues in the third quarter of 2010, an increase of 5.0 points compared with the third quarter of 2009. The number of 3G mobile broadband services customers rose 30% in one year to 8.905 million at 30 September 2010. The Internet/Business Everywhere service in particular rose sharply (+42%), with 1.358 million customers at 30 September 2010 compared with 953,000 customers a year earlier.

The MVNO customer base rose 23% year on year to 2.606 million at 30 September 2010, compared with 2.114 million at 30 September 2009.

In Home Communication Services, quarterly revenues declined 3.4% on a comparable basis to 3.351 billion euros. Excluding regulatory measures (-25 million euros), revenues fell 2.7% due to the 13.1% decrease in traditional telephone services (subscribers and communications).

The success of new offers launched in the summer significantly improved the share of net new ADSL customer additions, estimated at 32.8% for the third quarter, or 97,000 additional broadband customers, compared with 15.5% in the second quarter of 2010. Revenues from Internet services increased 5.9% in the third quarter, generated both by the 3.1% growth in the broadband customer base (9.086 million broadband subscribers at 30 September 2010) and by the increase in ARPU linked to the rapid growth of:

-

naked ADSL subscriber offers: 3.398 million customers at 30 September 2010, up 31.2% year on year;

-

Voice over IP: 7.240 million customers at 30 September 2010, up 10% year on year;

-

digital TV: 3.230 million customers at 30 September 2010, up 27% year on year.

Revenues from Carrier Services increased 0.3% on a comparable basis. Excluding the impact of regulatory measures, revenues increased 2.5% as a result of 19.2% year-on-year growth in the number of telephone lines rented to other carriers7 (9.844 million lines at 30 September 2010).

7 Completely unbundled telephone lines, naked ADSL access and wholesale telephone subscriptions.

Spain

Spain reported 2.858 billion euros in revenues for the first nine months of 2010, a decrease of 1.8% on a comparable basis (-2.3% on an historical basis). Excluding the impact of regulatory measures (-128 million euros), revenues increased 2.7% from the previous year.

Third quarter 2010 revenues were 991 million euros, a 0.8% decline on a comparable basis. Excluding the impact of regulatory measures (-40 million euros), revenues rose 3.3%, following a 2.9% increase in the second quarter.

Revenues from Personal Communication Services fell 1.0% on a comparable basis to 825 million euros. Excluding the impact of regulatory measures (-40 million euros), revenues rose 3.9%, compared with a 4.0% increase in the second quarter. The number of mobile services contracts grew steadily, with 115,000 new customers added (net of terminations) in the third quarter of 2010, driven by new segmented offers and smartphones (notably the iPhone 4). Contract customers represented 59.7% of the total customer base at 30 September 2010, a 3.6-point gain in one year. Quarterly revenues from data services increased 12%, reflecting the development of broadband use and, in particular, of the Internet/Business Everywhere service which had a total of 554,000 customers at 30 September 2010. In addition, there were 1.141 million MVNO customers at 30 September 2010, a 53% increase in one year.

Third quarter revenues from Home Communication Services rose 0.4% to 166 million euros, after falling 1.7% on a comparable basis in the second quarter of 2010. The improvement came from carrier services and ADSL, which saw 3.6% growth in unit revenues, although the ADSL customer base remained stable year on year (1.090 million customers at 30 September 2010).

Poland

Revenues from Poland were 2.936 billion euros for the first nine months of 2010. The 2.3% increase on an historical basis was due to the favourable impact of the zloty exchange rate (+9.2 points). On a comparable basis, revenues from Poland fell 6.4%. Excluding the impact of regulatory measures (-100 million euros), revenues decreased 3.3% from the previous year on a comparable basis.

Third quarter 2010 revenues were 972 million euros, a 4.0% decrease on a comparable basis following a 4.7% decline in the second quarter. The 0.7-point improvement between the two quarters was due to a significant reduction in the impact of regulatory measures, which was limited to -10 million euros in the third quarter.

Revenues from Personal Communication Services rose 1.7% on a comparable basis to 485 million euros generated by an increase in the customer base, for both contract and prepaid. At 30 September 2010, there were 14.141 million MVNO customers, a year-on-year increase of 3%. The number of contract customers (6.829 million) increased 4.9% and represented 48.3% of the total customer base at that date.

Revenues from Home Communication Services were 553 million euros. On a comparable basis, third quarter revenues declined 7.6%, a 1.1-point improvement compared with the second quarter (-8.7%). The number of broadband services customers was broadly stable year on year, with 2.269 million customers at 30 September 2010. The new broadband offers launched on 1st October are expected to generate a return to growth in the client base over the fourth quarter. The number of digital TV customers (ADSL and satellite) rose steeply to 497,000 customers at 30 September 2010, a year-on-year increase of 76%.

Rest of World

Revenues from the Rest of World segment rose to 5.954 billion euros in the first nine months of 2010, an 11.0% increase on an historical basis. This included the favourable impact of exchange rates (+1.3 points) and of changes in the scope of consolidation (+7.8 points), particularly the full consolidation of the Egyptian operator Mobinil from 1 July 2010. Revenues increased 1.8% on a comparable basis and +3.4% excluding the impact of regulatory measures (-90 million euros).

Third quarter 2010 revenues were 2.291 billion euros, an increase of 1.7% on a comparable basis and 3.1% excluding the impact of regulatory measures (-32 million euros).

The following figures are given excluding the impact of regulatory measures:

Africa and Middle East

Third quarter revenues increased sharply to 1.008 billion euros. Excluding Egypt, revenues rose 9.8%, following second-quarter growth of 7.9%, led by new operations8 (+41% in the third quarter and +36% in the second quarter) and the West African countries.

Performance improved in Egypt, where the revenue decline was limited to 3.7% in the third quarter, compared with a decline of 7% in the previous quarter.

There were 54.8 million mobile services customers in Africa and the Middle East at 30 September 2010, an increase of 18.7% on a comparable basis (8.7 million additional customers, net of terminations), The year-on-year customer base growth was primarily due to increases in Egypt (+3.8 million), new operations in Africa (+1.0 million), Côte d’Ivoire, Mali, Cameroon and Tunisia.

Europe

Third quarter revenues rose 1.5% to 1.143 billion euros, a 0.9-point improvement compared with the second quarter (+0.6%). The increase was mainly due to Belgium, which showed a 7.9% increase in revenues in the third quarter after they had risen 4.6% in the previous quarter. Revenues also improved in Switzerland and Moldova and continued to grow rapidly in Armenia.

These favourable items were partially offset by a slowing of the improvement in Romania due to deteriorating economic conditions.

The number of mobile services customers rose 1.1% year on year in Europe to 21.3 million customers9 at 30 September 2010.

Other countries

The Dominican Republic reported 4.0% growth in revenues in the first nine months of the year, reflecting the 4.5% increase in the number of mobile services customers (2.845 million customers at 30 September 2010).

8 New operations in Africa: Kenya, Guinea, Guinea-Bissau, Niger, Central African Republic and Uganda.

9 Including Orange Austria.

Enterprise

In the first nine months of 2010, revenues from the Enterprise segment fell 5.0% to 5.356 billion euros on an historical basis compared with the previous year; this included the favourable impact of exchange rates (+0.4 point) and changes in the scope of consolidation (-0.2 point). On a comparable basis, revenues for the first nine months of the year fell 5.2%.

In the third quarter of 2010, the revenue performance improved 1.2 points and the decline was limited to -3.7%, compared with -4.9% in the second quarter (on a comparable basis).

Traditional data services and fixed telephony declined 10.5%, after falling 11.8% in the second quarter, reflecting:

-

the lower number of telephone lines due in particular to growth in wholesale line rentals and the migration towards Voice over IP (VoIP) solutions;

-

the reduced volume of traditional telephone communications traffic with the growth of VoIP;

-

the downturn in traditional data services linked to the continuing migration of enterprise networks to more recent technologies.

Advanced Business Network Services improved 1.0 point, rising 0.3% in the third quarter after falling 0.7% in the second quarter. The strong growth of Internet services (particularly VoIP) and the steady increase in high bandwidth solutions such as MAN Ethernet were partially offset by the erosion of revenues from IPVPN services, which have reached maturity.

Revenues from Extended Business Services fell 1.9% in the third quarter on a comparable basis, broadly unchanged from the previous quarter (-2.0%). This field was still confronted with very slow recovery in traditional integration operations.

Other Enterprise services increased 5.5%, after rising 3.0% in the second quarter. The improvement was due to recovery in equipment sales and 3.1% growth in broadcast services.

International Carriers and Shared Services

Revenues were 1.199 billion euros in the first nine months of 2010, a 4.1% increase on a comparable basis (+15.4% on an historical basis).

Revenues from International Carrier Services were 1.035 billion euros, a 3.4% increase on a comparable basis, led by international transit services. Shared Services rose 8.8% to 164 million euros; the increase in revenues from Research & Development and from the movie co-production business was partially offset by the decrease in online gaming revenues.

schedule of upcoming events

•

24 February 2011: 2010 results

contacts

press contacts:

+33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

Tom Wright

tom.wright@orange-ftgroup.com

Sébastien Audra

sebastien.audra@orange-ftgroup.com

financial communication contacts:

+33 1 44 44 04 32

(analysts and investors)

Xavier Pichon
xavier.pichon@orange-ftgroup.com

Claire Roblet

claire.roblet@orange-ftgroup.com

Cionaith Cullen

cionaith.cullen@orange-ftgroup.com

Anne-Laure Lahon

annelaure.lahon@orange-ftgroup.com

Amélie Laroche-Truong

amelie.larochetruong@orange-ftgroup.com

Mathieu Lemaire
mathieu.lemaire@orange-ftgroup.com

for further information

The slide presentation prepared for the publication of third-quarter 2010 financial information can be viewed on the France Telecom website at:

www.orange.com

www.francetelecom.com

disclaimer

This press release contains forward-looking statements about France Telecom’s business, in particular for 2010 and 2011. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, overall trends in the economy in general and in France Telecom’s markets, the effectiveness of the “Conquests 2015” Action Plan and other strategic, operating and financial initiatives, France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations. More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements.

appendix 1: analysis of consolidated EBITDA

(in millions of euros)	2010	2009 comparable basis	2009 historical basis	change comparable basis (in %)	Change historical basis (in %)
At 30 September (9 months)
Revenues	33 772	34 344	33 576	(1.7)	0.6
External Purchases	(14 020)	(14 070)	(13 721)	(0.4)	2.2
in % of revenues	41.5%	41.0%	40.9%	0.5 pt	0.6 pt
of which:
purchases from and fees paid to carriers	(4 520)	(4 714)	(4 578)	(4.1)	(1.2)
in % of revenues	13.4%	13.7%	13.6%	(0.3 pt)	(0.2 pt)
Other network expenses and IT costs	(1 987)	(2 037)	(1 934)	(2.5)	2.7
in % of revenues	5.9%	5.9%	5.8%	-	0.1 pt
Overheads, property, other external expenses and capitalised production	(2 526)	(2 580)	(2 572)	(2.1)	(1.8)
in % of revenues	7.5%	7.5%	7.7%		(0.2 pt)
Commercial expenses and content purchases	(4 987)	(4 738)	(4 637)	5.3	7.5
in % of revenues	14.8%	13.8%	13.8%	1.0 pt	1.0 pt
Labour expenses*	(6 423)	(6 352)	(6 256)	1.1	2.7
in % of revenues	19.0%	18.5%	18.6%	0.5 pt	0.4 pt
Other operating income and expenses**	(1 254)	(1 252)	(1 206)	-	-
Gains (losses) on disposal of assets	42	(14)	(18)	-	-
Restructuring expenses	(75)	(128)	(125)	-	-
EBITDA (restated***)	12 042	12 529	12 250	(3.9)	(1.7)
in % of revenues	35.7%	36.5%	36.5%	(0.8 pt)	(0.8 pt)
third quarter
Revenues	11 628	11 698	11 158	(0.6)	4.2
External Purchases	(4 858)	(4 723)	(4 476)	2.9	8.5
in % of revenues	41.8%	40.4%	40.1%	1.4 pt	1.7 pt
of which:
purchases from and fees paid to carriers	(1 541)	(1 575)	(1 479)	(2.1)	4.2
in % of revenues	13.3%	13.5%	13.3%	(0.2 pt)	-
Other network expenses and IT costs	(678)	(661)	(616)	2.6	10.1
in % of revenues	5.8%	5.6%	5.5%	0.2 pt	0.3 pt
Overheads, property, other external expenses and capitalised production	(833)	(874)	(845)	(4.7)	(1.5)
in % of revenues	7.2%	7.5%	7.6%	(0.3 pt)	(0.4 pt)
Commercial expenses and content purchases	(1 806)	(1 614)	(1 536)	11.9	17.6
in % of revenues	15.5%	13.8%	13.8%	1.7 pt	1.7 pt
Labour expenses*	(2 081)	2 050	(2 005)	1.5	3.8
in % of revenues	17.9%	17.5%	18.0%	0.4 pt	(0.1pt)
Other operating income and expenses**	(450)	(481)	(440)	-	-
Gains (losses) on disposal of assets	40	2	(1)	-	-
Restructuring expenses	(19)	(31)	(27)	-	-
EBITDA (restated***)	4 260	4 414	4 210	(3.5)	1.2
in % of revenues	36.6%	37.7%	37.7%	(1.1pt)	(1.1pt)

*

Labour expenses exclude the impact of the 70 million euro provision for the first nine months of 2010 related to the “part-time for seniors” plan, 33 million euros of which were set aside in the third quarter.

**

The ‘Other operating income and expenses’ for the first nine months of 2010 and the third quarter exclude the impact of the additional litigation provision of 266 million euros linked to the 3 September 2010 decision of the arbitration court of Vienna, Austria, in the dispute between DPTG (Danish Polish Telecommunications Group) and Telekomunikacja Polska (TPS.A), a 49.79% subsidiary of France Telecom (see the Group’s press release of 6 September 2010).

***

EBITDA and the EBITDA-CAPEX indicator for the first nine months of 2010 and for the third quarter exclude the two provisions mentioned above.

appendix 2: revenues by business segment

(in millions of euros)	2010	2009 comparable basis	2009 historical basis	change comparable basis (in %)	change historical basis (in %)
At 30 September (9 months)
France	17 431	17 708	17 728	(1.6)	(1.7)
Personal Communication Services	8 053	8 061	8 062	(0.1)	(0.1)
Home Communication Services	10 160	10 472	10 569	(3.0)	(3.9)
Consumer Services	6 341	6 591	6 553	(3.8)	(3.2)
Carrier Services	3 372	3 377	3 483	(0.1)	(3.2)
Other HCS revenues	447	505	533	(11.5)	(16.2)
Eliminations	(782)	(825)	(902)	-	-
Spain	2 858	2 910	2 926	(1.8)	(2.3)
Personal Communication Services	2 361	2 404	2 417	(1.8)	(2.3)
Home Communication Services	497	506	509	(1.8)	(2.2)
Poland	2 936	3 135	2 870	(6.4)	2.3
Personal Communication Services	1 426	1 464	1 340	(2.7)	6.4
Home Communication Services	1 702	1 869	1 711	(8.9)	(0.5)
Eliminations	(192)	(198)	(181)	-	-
Rest of World	5 954	5 848	5 364	1.8	11.0
Enterprise	5 356	5 652	5 640	(5.2)	(5.0)
Business Network Legacy	1 977	2 246	2 403	(12.0)	(17.7)
Advanced Business Network	1 738	1 730	1 620	0.5	7.3
Extended Business Services	1 018	1 050	999	(3.0)	1.9
Other Business services	623	626	617	(0.4)	0.9
International Carriers and Shared Services	1 199	1 151	1 039	4.1	15.4
International Carriers	1035	1 000	910	3.4	13.7
Shared Services	164	151	129	8.8	27.2
Inter-segment eliminations	(1 963)	(2 061)	(1990)	-	-
Group total	33 772	34 344	33 576	(1.7)	0.6
third quarter
France	5 841	5 885	5 882	(0.7)	(0.7)
Personal Communication Services	2 738	2 683	2683	2.1	2.1
Home Communication Services	3 351	3 470	3 496	(3.4)	(4.1)
Consumer Services	2 074	2 183	2 166	(5.0)	(4.3)
Carrier Services	1 125	1 121	1 160	0.3	(3.1)
Other HCS revenues	153	166	169	(7.8)	(9.6)
Eliminations	(248)	(267)	(296)	-	-
Spain	991	999	1 005	(0.8)	(1.5)
Personal Communication Services	825	833	839	(1.0)	(1.7)
Home Communication Services	166	165	166	0.4	(0.1)
Poland	972	1 012	970	(4.0)	0.3
Personal Communication Services	485	477	456	1.7	6.2
Home Communication Services	553	599	574	(7.6)	(3.5)
Eliminations	(65)	(63)	(60)	-	-
Rest of World	2 291	2 253	1 799	1.7	27.3
Enterprise	1 781	1 849	1 816	(3.7)	(1.9)
Business Network Legacy	636	711	761	(10.5)	(16.5)
Advanced Business Network	589	587	537	0.3	9.7
Extended Business Services	343	349	323	(1.9)	6.0
Other Business services	213	202	194	5.5	9.8
International Carriers and Shared Services	419	393	351	6.6	19.2
International Carriers	359	339	305	5.9	17.8
Shared Services	60	54	47	10.7	27.9
Inter-segment eliminations	(667)	(693)	(666)	-	-
Group total	11 628	11 698	11 158	(0.6)	4.2

appendix 3: key performance indicators of France Telecom

	at 30 Sept 2009 Pro forma	at 30 Sept 2010
France Telecom Group
Total number of customers* (millions)	193.550	203.358

Personal Communication Services customers* (millions)	133.793	144.524
- of which contract customers (millions)	47.013	50.086
- of which 3G broadband customers (millions)	24.498	33.465
Home Communication Services broadband customers (millions)	12.976	13.277
- of which IPTV and satellite TV customers (millions)	2.916	3.798
France
Personal Communication Services
Number of customers* (millions)	25.354	26.265
- of which contract customers (millions)	17.560	18.615
- of which 3G broadband customers (millions)	6.855	8.905
Total ARPU (euros)	406	389
Number of MVNO customers (millions)	2.114	2.606
Home Communication Services
Consumer Market
Number of fixed line subscribers (millions)	21.137	19.818
- of which naked ADSL* subscribers (millions)	2.590	3.398
ARPU of fixed line subscribers (euros)	33.8	34.9
Number of broadband customers at end of period (millions)	8.810	9.086
ADSL market share at end of period (%)***	48.3	46.3
Number of IPTV and satellite TV customers (millions)	2.547	3.230
Operator Market
Total number of fixed lines in the Carriers market (millions)	8.260	9.844
- of which total unbundling (millions)	6.002	7.368
- of which wholesale naked ADSL rental** (millions)	1.232	1.236
- of which wholesale line rentals (millions)	1.026	1.240
Spain
Personal Communication Services
Number of customers* (millions)	11.620	11.620
- of which contract customers (millions)	6.519	6.938
- of which 3G broadband customers (millions)	4.604	6.040
Total ARPU (euros)	275	263
Home Communication Services
Number of ADSL broadband customers (millions)	1.091	1.090
Number of Voice over IP customers (thousands)	408	567
* Excluding customers of MVNOs ** See glossary *** Company estimate

	at 30 Sept 2009 Pro forma	at 30 Sept 2010
Poland
Personal Communication Services
Number of customers* (millions)	13.736	14.141
- of which contract customers (millions)	6.508	6.829
- of which broadband customers (millions)	5.421	7.076
Total ARPU (PLN)	538	515
Home Communication Services
Total number of fixed lines, including unbundled lines (millions)	8.475	7.970
Number of ADSL broadband customers (millions)	2.278	2.269
Rest of World
Personal Communication Services
Total number of customers* (millions)	69.936	78.948
- of which contract customers (millions)	11.073	11.880
Number PCS customers by region (millions)
Europe	21.043	21.283
Africa and Middle East	46.170	54.821
Other	2.723	2.845
Home Communication Services
Total number of telephone lines (thousands)	2 258	2 247
- Europe (thousands)	646	679
- Africa and Middle East (thousands)	1 612	1 568
Number of broadband customers at end of period (thousands)	347	453
- Europe (thousands)	78	123
- Africa and Middle East (thousands)	268	330
Enterprise
France
Number of legacy telephone lines (thousands)	4 875	4 441
Number of Business Everywhere customers (thousands)	736	781
Number of accesses to IP networks (thousands)	335	335
- of which IP-VPN (thousands)	274	271
Number of XoIP connections (thousands)	29	44
World
Number of IP-VPN accesses \ world (thousands)	325	318
* Excluding customers of MVNOs

appendix 4: third quarter 2010 highlights

highlights
October
14/10/10	France – New Origami packages available from Orange from 21 October in France. A new “Origami Style” package aimed at young people from €29 per month.
11/10/10

Group - Orange to Deliver Windows ® Phone 7 devices across its footprint as a key partner to Microsoft. France Telecom-Orange CEO Stéphane Richard and Microsoft CEO Steve Ballmer meet in Paris to cement long-standing partnership.

September
30/09/10

Group - France Telecom-Orange acquires Telecom Italia's undersea cable subsidiary, Elettra.

France Telecom-Orange announces the acquisition of 100% of Elettra, a subsidiary of the Telecom Italia group specialised in the laying and maintenance of submarine cables for the telecommunications industry.

30/09/10	France - France Telecom Orange is investing 60 million euros in modernising its network: ADSL will be available to more than 99% of French households by 2013.
29/09/10	France – France Telecom-Orange signs an agreement on work organisation.
28/09/10	United Kingdom - Everything Everywhere unveils plans for growth through network leadership.
27/09/10	Group - Orange Business Services, Cisco, EMC and VMware to pave the way for easy cloud computing adoption. Companies form a global business alliance to address the cloud computing needs of businesses.
24/09/10	France - France Telecom-Orange presents the "new social contract" to each of its 100,000 employees in France.
24/09/10	Group - France Telecom-Orange signs an agreement for a new undersea cable in the Indian Ocean.
22/09/10

Group - "Caisse de Dépôt et de Gestion" (CDG), FinanceCom and France Telecom agree a strategic partnership in which France Telecom will acquire an initial stake of 40% in Médi Télécom, Morocco's second largest telecoms operator.

08/09/10	Group – France Telecom completes a 3-step optimisation of its debt.
07/09/10	Group - Early redemption of US dollar 7.75% notes due 2011.
06/09/10

Poland - Partial arbitration decision regarding TP S.A. On 3 September 2010, a decision was issued by an arbitration tribunal in Vienna (Austria) regarding the dispute between the Danish Polish Telecommunications Group ("DPTG") and Telekomunikacja Polska S.A. ("TP S.A."), a 49.79% subsidiary of France Telecom.

August
27/08/10	France – the best of Deezer arrives at Orange: an alliance to bring unlimited music to the greatest number of people.
25/08/10	France – Orange Business Services acquires Alsy, one of the leading integrators of Microsoft communications solutions in France.
10/08/10

France – Orange Open: Orange’s internet-tv-phone+mobile offer in France. The best of Orange in a single subscription available from 19 August in France. A range of 5 offers including triple play + a mobile package with only one contract, one single bill and one single customer service department.

July
29/07/10

Group – the solid performance in the first half 2010 enables the Group to confirm its organic cashflow objectives for 2010 and 2011. France Telecom proposes an annual dividend of €1.40 per share in 2010, 2011 and 2012 for its shareholders.

22/07/10	Group – Orange and Deezer join forces to develop the digital music market.
21/07/10	France – Orange has the best mobile network, according to the French telecoms regulator, ARCEP.
21/07/10	France – Orange launches a special edition Origami Jet unlimited all-inclusive mobile package.
15/07/10	Group – Orange confirms its leadership in the sustainable telecoms market, says independent research firm.
05/07/10	Group – Orange unveils its new industrial project “Conquests 2015”.
01/07/10	United Kingdom – Orange UK and T-Mobile officially integrate to form Everything Everywhere.

All press releases are available on the Group’s websites:

www.orange.com; www.orange.es; www.everythingeverywhere.com; www.tp-ir.pl; www.orange-business.com appendix 5: glossary

ARPU – Home Communication Services: Average annual revenues per line for fixed services for consumers are calculated by dividing the average monthly revenues over the past twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as monthly revenue per customer.

ARPU - Personal Communication Services: Average annual revenues per user (ARPU) is calculated by dividing the revenues of the network generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as annual revenue per customer.

broadband ARPU (ADSL, FTTH, satellite and WiMAX): Average revenue per user of broadband services per quarter are calculated by dividing the quarterly revenues for consumer broadband services by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as monthly revenue per customer.

CAPEX: Capital expenditures on tangible and intangible assets excluding telecommunication licenses and investments through finance leases.

commercial expenses: External purchases including purchases of handsets and other products sold, commissions related to distribution, advertising, promotional and sponsorship expenses, and rebranding expenses.

comparable basis: Data based on comparable accounting principles, consolidation scope and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable methods, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the method and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization: This indicator corresponds to the operating income before depreciation and amortization and before impairment of goodwill and impairment of non-current assets. In addition to items covered by the Gross Operating Margin (GOM) which was used until 2008, EBITDA includes employee profit sharing and share-based compensation, gains/losses on disposal of assets, and restructuring costs. Since January 1, 2010, the share of income from associates is consolidated under EBITDA.

EBITDA is included as additional information and should not be considered as a substitute for operating income. EBITDA is not a financial performance indicator as defined by the IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

HSPA+: High Speed Packet Access. Third generation mobile phone technology capable of speeds of up to 84 Mbit/sec to handsets and of 23 Mbit/sec from compatible handsets.

Internet/Business Everywhere: Enables laptop computers to be connected to the Internet anywhere using a USB flash drive.

MVNO: Mobile Virtual Network Operator. Mobile network operator using third party network infrastructures.

naked ADSL: The naked ADSL access offer is aimed at subscribers who do not wish to keep a standard, separate telephone contract. In France and Poland, France Telecom also offers wholesale naked ADSL to other operators, allowing their customers, especially ones residing in areas where total unbundling is unavailable, to dispense with the traditional telephony subscription.

network revenues - Personal Communication Services: Network revenues represent the revenues (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from mobile virtual network operators (MVNO).

organic cash flow: Net cash flow from operations less acquisitions of tangible and intangible assets (net of changes in accounts payable thereon), plus proceeds from disposals of tangible and intangible assets. France Telecom uses organic cash flow as an operating performance indicator to measure the cash generated by operations, excluding acquisitions of equity investments (net of cash acquired) and excluding proceeds from disposals of equity investments (net of cash sold).

revenues from data services (Personal Communication Services): Revenues from data services are network revenues excluding voice revenues and revenues from MVNOs. They include the revenues generated by text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the cost invoiced to the customer to purchase content.

roaming: Use of a mobile telephone service on the network of an operator other than that of the subscriber.

total property, overheads and other expenses: Other expenses include equipment costs, call centre outsourcing expenses, capitalized production of goods and services, restructuring costs, gains or losses on disposals of assets, and other operating expenses. Other operating expenses include taxes, provisions and losses on accounts receivable, and other expenses and changes in provisions. Other operating expenses are reported net of other operating income. Since January 1, 2010, the share of income from associates is no longer included in this indicator.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 28, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer